SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2006
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑  Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐ No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.)

SIGNATURES

CNH GLOBAL N.V.
Form 6-K for the month of May 2006
List of Exhibits:
1.	CNH Q1 2006 Earnings Release Conference Call — Prepared remarks by CNH Management – May 2, 2006

CNH Q1 2006 Earnings Release Conference Call
Prepared remarks by CNH Management
May 2, 2006
Al Trefts:
Welcome to CNH’s First Quarter 2006 results web cast conference call.
SLIDE 2:
We are pleased to have with us today – Harold Boyanovsky, our President and CEO; Michel Lecomte, Chief Financial Officer; and Camillo Rossotto, Treasurer.
SLIDE 3:
In recognition of Regulation FD, we provided public guidance in this morning’s press release, which will be elaborated on in today’s call. After this call, guidance will not be updated until CNH issues a press release on the subject. We will be making some forward-looking statements during the course of today’s presentation and in answering your questions, as discussed on slide 3. Please refer to this morning’s press release, for a discussion of the important risk factors and uncertainties in the Company’s businesses — that are subject to change, and, could cause actual results to differ materially from our expectations today. As noted on the slides, the Appendix contains reconciliations to GAAP of various non-GAAP measures we use in analyzing our performance. Finally, this conference call and webcast are being recorded. Their contents are the property of CNH Global NV and, are not to be re-recorded or re-broadcast without our express written permission. Now, to Michel, for his comments:
Michel Lecomte:
Thank you, Al and Hello everyone.
SLIDE 4:
On slide 4, we see the trend of the total worldwide tractor and combine industries in the first quarter. The worldwide tractor industry was up in the quarter, in all markets except Latin America. Growth was particularly strong in Rest-of-World Markets – up 33 percent from the first quarter last year. All market areas performed better than we had expected. The combine industry was weaker than expected, in total. It was better than expected in North America and Western Europe, but worse than expected in Latin America, primarily Brazil, and in Rest of World markets.
SLIDE 5:
On slide 5, worldwide tractor industry retail unit sales increased – about 14% — in the first quarter 2006 on the strength of a 33% increase in industry sales in Rest-of-World markets, principally in China.
In North America: industry sales of utility tractors in the 40 to 100-horsepower range were up 6%; sales of over-100-horsepower tractors were down 5%; but four-wheel-drive tractor sales were up 15%. Industry sales of under-40 horsepower tractors were up 3%, significantly better than we expected.

Tractor industry sales in Western Europe, on a preliminary basis, were up 2%, with strength in: Germany; and the UK; although the market in France was down. Italy and Spain were essentially flat while all of the other markets together, were up.
In Latin America, the market decline continued. Tractor industry sales were down 4% - significantly less than expected. Brazil was down 2% — with the over 100 hp tractor market down slightly more than the under 100 hp tractor market; Argentina was essentially at the same level as last year; And all other markets were down.
Worldwide combine industry unit sales declined 12% in the quarter: with the continuing decline in Latin America. Brazil was down 40%; Argentina was down about 15%, And all of the other markets also were down, in total.
The combine market in Western Europe declined about 12%, and market performance varied significantly by country: Markets like France, Italy, Spain and the UK were down; while Germany was flat, All of the other markets, in total, were up slightly.
The market strengthened by about 9% in North America and 4% in Rest-of-World.
On a unit basis, our worldwide tractor and combine market shares were flat with last year, in total.
Before moving to Construction Equipment, let me digress a moment on the situation in Brazil. The market decline which started in the fourth quarter of 2004 continued into the first quarter of this year and is expected to continue throughout the year – more significantly for combines than for tractors. Soybean prices are lower than last year and the Real is stronger. With higher fuel costs, the logistics costs of getting crops to port are even higher than last year.
There is some good news however, as on April 6th Brazilian President Lula announced that a 2006 relief program for farmers will be proposed within 30 days. It is generally anticipated that existing contracts for financing equipment purchases under the Finame financing program will be extended for 12 additional months, and additional “structural” aid is anticipated to be announced soon.
It is generally expected that this would ease condition for the farmers, but not necessarily bring any back to buying new equipment......
SLIDE 6:
The trend of Construction equipment industry retail unit sales, on slide 6, continued to strengthen in the first quarter. Industry unit sales of heavy equipment were up 14%, and sales of total light equipment were up 11%, compared to the first quarter last year.
SLIDE 7:
Slide 7 shows the first quarter 2006 year-over-year percent changes in construction equipment industry retail unit sales by region.

The worldwide backhoe loader market was up 6%, with a 25% increase in Rest-of-World markets. The markets in Eastern Europe and India were the principal drivers of the increase.
The skid steer loader market was up 5%, and up in all markets except Western Europe.
Heavy construction equipment was up 14%, with strong increases everywhere except Western Europe. In Western Europe, Germany and Spain were up, but France, Italy, the UK and all of the other markets, in total, were down. In Rest of World countries, Eastern Europe was up strongly.
Our worldwide market share of total light and heavy equipment was essentially flat with 2005, with some gains for backhoe loaders and skid steer loaders.
SLIDE 8:
Slide 8 shows our first quarter net sales of equipment for the past 3 years.
At $3 billion, our net sales of equipment in the quarter were up 4% from last year at incurred conditions – up 6% at constant currency.
Worldwide net sales of agricultural equipment were up 2% at constant currency, unfavorably impacted by declines in the combine markets in Western Europe and Latin America that I spoke about earlier. Bear in mind that this year we did not build as much inventory in the first quarter as last year. We estimate that our retail unit sales were about 10% higher this year than last, while our wholesale unit sales were flat. Thus, the destocking has offset the improved industry and our higher retail sales. In total, our AG sales still increased by $25 million for volume and mix, including new products, mostly for the North American market.
AG pricing increased net sales by $28 million, or about 1.5%, in total, including increases in North America, Europe and Rest of World markets, partially offset by a decline in Latin America. Currency accounted for about a 2 point decrease in sales.
On a forward-months-supply basis, our worldwide tractor and combine inventories, at quarter-end, were one-half month lower than at the end of the first quarter last year.
Turning to construction equipment – net sales increased by 14% at incurred conditions – up 16% at constant currency. Volume and mix was positive $91 million, in both North and South America and in Western Europe. Pricing was positive in all major markets, increasing net sales by $31 million – or about 3.5%. Currency decreased net sales by 2 points.
Worldwide, on a forward-months-supply basis at quarter-end, inventories were down slightly from a year ago, for total heavy and light construction equipment.
SLIDE 9:
Slide 9 shows the segment contribution of our industrial operating margin for the first quarters of 2005 and 2006. As you know, we measure the performance of our business segments, using IFRS accounting principles, followed by Fiat, as explained in Press Release Footnote 13. At the top of the slide, we see the $99 million total industrial trading profit for the first quarter of 2006, as reported to Fiat. Below that are the adjustments from trading profit to industrial operating margin in US GAAP. At the bottom of the slide, is the margin split between our two equipment businesses.

As you can see:
Our AG industrial operating margin increased by $6 million to 4.1% of net sales. This has mostly been driven by good performance in North America and favorable price recovery, offsetting the deterioration in Latin America and the fact that we didn’t push inventories.
Our construction equipment margin improved by $49 million to 7.4% of net sales, driven by a solid performance in North America. Latin America also was positive.
Slide 10:
Slide 10 shows the factors contributing to the year-over-year change in our first quarter industrial operating margin. Our industrial operating margin is defined as net sales less cost of goods sold, SG&A and R&D. Looking at the chart you can see that most of the improvement was driven by pricing and manufacturing efficiencies. Volume and mix was up, by approximately $7 million, primarily because of new products, as mix impacts between markets tended to offset – declines in Latin America offset North America.
Gross Margin, as a percent of net sales, increased by 2 percentage points in the quarter, with improvements at both Agricultural and Construction equipment operations.
Excluding currency impacts, R&D costs increased $17 million, reflecting our investments in quality initiatives and new Tier 3 emission-compliant products.
Slide 11:
Slide 11 shows our results for the first quarters of the last three years. In the top box, we see Equipment Operations Profit Before Taxes, minority interest and restructuring charges. The $44 million improvement from first quarter 2005 to first quarter 2006, primarily reflects the improvements in Equipment Operations Operating Margin.
The bottom of the slide shows net income before restructuring charges. The year-over-year change for the quarter reflects our higher tax rate this year, as a consequence of our geographic mix of profits.
SLIDE 12:
Now, let’s turn to Equipment Operations change in net debt on slide 12. As you know, there have been some significant changes in our balance sheet this quarter:
The $500 million bond issuance — the proceeds of which were used to repay debt owed to Fiat and will be used later this year to repay debt guaranteed by Fiat,
And our cash generation from operating activities, which changed our position into a net lender to Fiat. Equipment Operations net debt declined by $98 million. Contributions from net income, depreciation & amortization and changes in other assets and liabilities were partially offset by a small increase in working capital. The working capital increase was much smaller than the increase in the first quarter of 2005.

At quarter end, CNH Equipment Operations had debt with Fiat Affiliates totaling $437 million, down from $853 million at 12/31/05, and deposits in Fiat affiliates cash management pools totaling $557 million.
Let me also remind you of the conversion of the preferred stock into common stock, which really did not change the structure of our balance sheet.
Slide 13:
On slide 13, I would like to review the plusses and minuses of this past quarter.
First, the Positives:
Both the AG & CE Markets were strong in North America and in the Rest-Of-World;
Construction Equipment also was strong in Latin America;
Net Price recovery was positive, including purchasing efficiencies; and
Manufacturing Efficiencies also were positive.
Our transition to the new brand organization is going well, and we are gaining traction in the marketplace, helped by our new products.
The Negatives:
The combine Markets in Latin America were weaker than expected; and
Interest rates and
Oil related component costs are increasing.
SLIDE 14:
Turning to our industry outlook for the second quarter and full year of 2006, on slide 14, we expect full-year agricultural equipment world-wide industry unit sales to be up slightly compared with the high levels of 2005.
We expect worldwide tractor industries to range from flat to up 5% in total, with industry sales of combines down perhaps 10%, and as you can see on the slide – for the full year the only market area we expect to be solidly better than last year is Rest of World tractors. Although, we do expect the North American over-40 horsepower tractor market to be stable with last year – which is at high levels compared with recent years.
For the second quarter, we expect tractor markets to be generally in line with our full year expectation, while the combine markets could be slightly worse than the full year trend in the Americas, but slightly better in Western Europe.
Slide 15:
Turning to construction equipment, on slide 15, we have an outlook for stronger industry sales in 2006 than in 2005, for both heavy and light equipment. We believe both heavy and light equipment industry unit sales could be up 5 to 10% for the full year. In general, we expect that light equipment will be stronger in all the major markets, while heavy equipment industry sales should be stronger in the North American and Rest-of-World markets. With Western Europe and Latin American markets weaker, in total, we anticipate that our heavy equipment markets will be at high levels, compared with recent years.

Second quarter 2006 industry unit sales should be generally in line with the expected trend for the full year.
SLIDE 16:
As far as our highlights for 2006 are concerned, on slide 16:
We now expect our net sales of equipment for the full year to increase in the range of 5 to 10% as our markets appear to be stronger than previously anticipated. Carryover momentum of prior years pricing actions and ongoing manufacturing efficiencies and other improvements at Equipment Operations will drive better gross and operating margins. We expect that the 2 percentage point improvement in gross margin we saw in the first quarter will continue in coming quarters, as we start to close the gap with the financial performance of our competitors.
We expect our additional investments in R&D to continue.
In total, we anticipate that 2006 diluted earnings per share, before restructuring, net of tax, should be in the range of $1.30 to $1.40, compared with $0.95 for the full year 2005.
Our expectations for full-year restructuring costs, net of tax, have not changed.
The company’s previously announced $120 million contribution to its U.S. defined benefit pension plan was made in April. After considering this contribution, Equipment Operations expects to generate cash to further reduce its net debt by approximately $250 million, as compared with year-end 2005 levels.
<pause>
This concludes my comments. I think we’re ready to begin the Q&A session.
Al Trefts:
Thank you, Michel. For the Q&A session, we ask that everyone please limit themselves to 1 question and 1 follow-up at a time. Operator please retrieve the first question.
May 2, 2006

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Camillo Rossotto
Camillo Rossotto, Treasurer

May 3, 2006